

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2022

Maria Zannes
Chief Executive Officer
bioAffinity Technologies, Inc.
22211 W Interstate 10
Suite 1206
San Antonio, Texas 78257

Re: bioAffinity Technologies, Inc.
Amendment No.1 to Registration Statement on Form S-1
Filed May 25, 2022
File No. 333-264463

Dear Ms. Zannes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.1 to Registration Statement on Form S-1 Filed May 25, 2022

Cover Page

1.   We note your disclosure on page 10 that certain of your current stockholders have indicated an interest in purchasing approximately 10% of the units in this offering. Please include such disclosure on your prospectus cover and identify your current stockholders and their affiliated entities that have indicated an interest in purchasing securities in this offering. If your current stockholders and/or their affiliated entities are reflected in the beneficial ownership table on page 96, please disclose under the Principal Stockholders section the expected percentage ownership if the stockholder does purchase units in this offering as their indication of interest reflects. Additionally, please tell us whether these indications of interest could result in a stockholder that is not currently included in the

table on page 96 beneficially owning more than 5% of your outstanding shares following the offering. Lastly, disclose whether there is a ceiling on the amount that may be purchased by your current stockholders and quantify any ceiling. If not, please disclose the potential material impact on public investors.

The Offering
Reverse Stock Split, page 11

2. Based on your disclosure on page 99, it appears you intend to effect a one-for-seven reverse stock split of your issued and outstanding common stock prior to the effectiveness of this registration statement. Please revise your historical financial statements along with relevant financial statement data appearing elsewhere in your filing to give retrospective effect to the stock split that you expect to occur prior to the effectiveness of this registration statement. Refer to ASC 505-10-S99-4 (SAB Topic 4:C) for guidance.

Risk Factors
The warrant certificate...., page 37

3. Your disclosure indicates that the warrant certificate applies to Securities Act claims, but not to Exchange Act claims, however the warrant agreement is silent as to such regulations. Please revise the warrant agreement to address the Securities Act and Exchange Act in this regard, or tell us how you will inform investors of these terms in future filings.

Dilution, page 45

4. Please address the following:

   • Tell us how you calculated your historical net tangible book deficit as of March 31, 2022 of $(12.7) million. In this regard, it appears capitalized deferred offering costs are still included in this net tangible book deficit.
   • Tell us how you calculated the pro forma as adjusted net tangible book value as of March 31, 2022 of $8.6 million. In this regard, it appears that the amount of increase in the pro forma as adjusted net tangible book value is much greater than the anticipated total proceeds of the offering of $10.1 million.
   • Reconcile the difference between the number of shares of your common stock outstanding as of March 31, 2022 of 2,727,590 as disclosed on page 45, and shares purchased by existing shareholders of 5,995,206 in the tabular disclosure on page 46.

Description of Securities
Anti-Takeover Effects of Delaware Law and Provisions of Our A&R Charter and A&R Bylaws
Provisions of Our A&R Charter and A&R Bylaws, page 103

5. We note that Section 13 of your Form of Amended and Restated Certificate of Incorporation filed as Exhibit 3.3 and Section 2.13 of your Form of Amended and

Restated Bylaws filed as Exhibit 3.6 provide that stockholders are not permitted to act by written consent. We also note the advance notice provisions for stockholder proposals in Section 2.12 of your Form of Amended and Restated Bylaws. Please include a description of these provisions in this section.

Exclusive Forum, page 104

6. Please revise your disclosure here and in your risk factor on page 41 to state whether the exclusive forum provision in your Amended and Restated Certificate of Incorporation applies to claims arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please also include in your disclosure a description of the exclusive forum provision in the Amended and Restated Bylaws. Given that the Amended and Restated Charter does not discuss the applicability of the exclusive forum provision to claims under the Securities Act or Exchange Act and that the Amended and Restated Bylaws do not discuss the applicability of the exclusive forum provision to claims under the Exchange Act, please revise those documents to address the Securities Act and Exchange Act in this regard, or tell us how you will inform investors of these terms in future filings. Please also include a description in this section of the exclusive forum provision contained in your Form of Common Stock Purchase Warrant and referenced in the risk factor on page 37.

You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Wilhelm E. Liebmann, Esq.